UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sonic Automotive, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

83545G102

(CUSIP Number)

Paul P. Rusnak
325 W. Colorado Boulevard
P.O. Box 70489
Pasadena, California 91117
(626) 449-2377

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83545G102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Paul P. Rusnak
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,300,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,300,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.3% *
14.	Type of Reporting Person (See Instructions) IN

*           Percentage calculated on the basis of 28,085,472 shares of  Class A common stock issued and outstanding on March 27, 2009, as set forth in Sonic Automotive Inc.'s Proxy Statement dated April 8, 2009 relating to the annual meeting of stockholders to be held on held on May 11, 2009.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, par value $.01 per share, of Sonic Automotive Inc., a Delaware corporation, which has its principal executive office at 6415 Idlewild Road, Suite 109, Charlotte, North Carolina 28212.

Item 2.	Identity and Background

(a)           This Schedule is being filed on behalf of  Paul P. Rusnak (the “Reporting Person”), a citizen of the United States of America.

(b)           Mr. Rusnak's business address is 325 W. Colorado Boulevard, P.O. Box 70489, Pasadena   California 91117-7489.

(c)           Mr. Rusnak’s principal occupation or employment is retail automotive dealer.

(d) – (e)  During the last five years, Mr. Rusnak (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rusnak is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of $6,175,214.02 for the 4,300,000 shares of common stock beneficially owned by the Reporting Person was funded from cash and cash equivalents on hand.

Item 4.	Purpose of Transaction

The Reporting Person acquired the shares for investment purposes.  The Reporting Person may, from time to time, acquire additional shares or dispose of some or all of his shares or may continue to hold the shares, depending on business and market conditions, his continuing evaluation of the business, assets, projects and prospects of Sonic Automotive, Inc. and other factors.

In April 2009, Mr. Rusnak wrote a letter to the Chief Executive Officer of Sonic Automotive, Inc. indicating that Mr. Rusnak is in the retail automotive business and believes that he could be of assistance to the Issuer's business and, accordingly, requested a seat on the Issuer's Board of Directors.

Other than as set forth in this Item 4, the Filing Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  Based upon the Issuer's Proxy Statement dated April 8, 2009, there were 28,085,472 shares of Class A common stock outstanding as of March 27, 2009.  The 4,300,000 shares of Class A common stock beneficially owned by the Reporting Person as of the date hereof represent approximately 15.3% of the outstanding Class A common stock.  The Reporting Person has sole voting and investment power with respect to the shares held by the Reporting Person.

(c)  Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference, is a list of the transactions in the Class A common stock effected by the Reporting Person during the 60 days prior to the date of this Schedule 13D.

(d)  No person other than the Reporting Person has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April __, 2009

By:	/s/ Paul P. Rusnak
Paul P. Rusnak

Schedule 1

Transactions by the Reporting Person in Class A Common Stock During the Prior 60 days

Date	Number of Shares of Class A Common Stock Purchased	Price Per Share of Class A Common Stock	Nature of Transaction
2/11/2009	187,700	$1.9942	Open market purchase
2/12/2009	571,300	$1.7113	Open market purchase
2/13/2009	200,000	$1.6851	Open market purchase
2/17/2009	79,300	$1.3902	Open market purchase
2/17/2009	41,000	$1.3645	Open market purchase
2/18/2009	109,000	$1.3736	Open market purchase
2/19/2009	385,000	$1.3563	Open market purchase
2/20/2009	192,400	$1.37939	Open market purchase
2/23/2009	233,800	$1.4117	Open market purchase
2/25/2009	294,500	$1.3862	Open market purchase
2/26/2009	112,900	$1.3914	Open market purchase
2/27/2009	6,400	$1.3719	Open market purchase
3/02/2009	150,000	$1.2925	Open market purchase
3/03/2009	152,600	$1.2888	Open market purchase
3/04/2009	39,300	$1.4000	Open market purchase
3/05/2009	244,300	$1.2763	Open market purchase
3/09/2009	519,000	$1.0019	Open market purchase
3/10/2009	254,100	$1.0498	Open market purchase
3/12/2009	27,300	$1.3144	Open market purchase
3/13/2009	299,600	$1.4557	Open market purchase
4/02/2009	4,100	$1.1800	Open market purchase
4/03/2009	53,200	$1.1800	Open market purchase
4/07/2009	142,700	$2.0145	Open market purchase